McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112
October 7, 2005
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549
          Re: McMoRan Exploration Co.
Ladies and Gentlemen:
     McMoRan Exploration Co. (“McMoRan”) hereby submits this letter to notify the Securities and Exchange Commission of an inadvertent EDGAR filing submission error. On August 8, 2005, McMoRan filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (file number 333-121779) on form type S-3/A (accession number 0000064279-05-000050). McMoRan hereby withdraws the Form S-3/A. McMoRan refiled Post-Effective Amendment No. 1 to Form S-3 under form type POS AM on August 10, 2005.
     Thank you for your assistance with this matter. Please feel free to contact me at (225) 765-2207 if you have any questions relating to this matter.

Sincerely,
/s/ Kathleen L. Quirk
Kathleen L. Quirk
Senior Vice President & Treasurer